UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 23 February 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 23, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 23, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

23 February 2017

Barclays PLC

Annual Report and Accounts 2016

UK Listing Authority submissions

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents will today be submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do
          ●      Barclays PLC Annual Report 2016;
          ●      Barclays PLC Strategic Report 2016; and
          ●      Pillar 3 Report for 2016

These documents may also be accessed via Barclays PLC's website at home.barclays/investorrelations

The Barclays PLC Strategic Report 2016 (or the full Annual Report 2016 for those shareholders who have requested it) will be posted to shareholders on Wednesday, 22 March 2017.

The Annual Report 2016 confirms that Diane de Saint Victor and Steve Thieke have decided not to stand for re-election at the 2017 Annual General Meeting and will be retiring from the Boards of Barclays PLC and Barclays Bank PLC with effect from the close of the Annual General Meeting on 10 May 2017.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2016 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC's Final Results announcement issued on 23 February 2017.  Both documents can be found at home.barclays/investorrelations  and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays PLC Annual Report 2016 in full.

Risk Review

Material existing and emerging risks
Material existing and emerging risks to the Group's future performance

This section describes the material risks to which senior management pay particular attention, which they believe could cause the future results of the Group's operations, financial condition and prospects to differ materially from current expectations. These expectations include the ability to pay dividends, maintain appropriate levels of capital and meet capital and leverage ratio targets, and achieve stated commitments as outlined in the Strategic Report. In addition, risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively have the potential to materially affect the future results of the Group's operations, financial condition and prospects.

Material risks and their impact are described below in two sections: i) risks which senior management believe are likely to affect more than one Principal Risk; and ii) risks which senior management believe are likely to impact a single Principal Risk. An emerging risk is a risk that has the potential to have a significant detrimental effect on the Group's performance, but currently the outcome and the time horizon for the crystallisation of its possible impact is more uncertain and more difficult to predict than for other risk factors that are not identified as emerging risks. A revised ERMF was approved by the Board in December 2016. This includes a revised risk taxonomy comprising eight Principal Risks (Model Risk, Reputation Risk and Legal Risk were not previously classified as Principal Risks). Additional detail on ERMF and Principal Risks may be found on page 146.

Additional detail on the management of risks may be found in Barclays' Approach to Managing Risk in the Barclays PLC 2016 Pillar 3 Report.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Structural reform
The UK Financial Services (Banking Reform) Act 2013 (the UK Banking Reform Act) and associated secondary legislation and regulatory rules, require all UK deposit-taking banks with over £25bn of deposits (from individuals and small businesses) to separate certain day-to-day banking activities (e.g. deposit-taking) offered to retail and smaller business customers from other wholesale and investment banking services.

Through the creation of Barclays' ring-fenced bank, the Group will ensure that core deposits placed within the European Economic Area (EEA) are ring-fenced to meet the requirements of the legislation by 2019. The implementation of these changes involves a number of risks which include:

●   The Group must restructure its intra-group and external capital, funding and liquidity arrangements to meet regulatory requirements and support business needs. The changes will  impact the sources of funding available to the different entities, including preventing the non  ring-fenced bank's access to certain categories of deposit funding. These changes may result in  higher funding costs.
●   The changes to the Group structure may negatively impact the assessment made by credit  rating agencies and creditors. The risk profile and key risk drivers of the ring-fenced bank and  the non ring-fenced bank will be specific to the activities and risk profile of each entity. As a  result different Group entities are likely to be assessed differently and this may result in differences in credit ratings. Changes to the credit assessment at the Group or individual entity level, including the potential for ratings downgrades and ratings differences across entities, could impact access and cost of certain sources of funding.
●   Implementation of ring-fencing introduces a number of execution risks. Technology change could result in outages or operational errors. Legal challenge to the ring-fence transfer scheme may delay the transfer of assets and liabilities to the ring-fenced bank. In particular, the setup of the Group Service Company as a separate legal entity servicing both trading entities (i.e. ring- fenced bank and non ring-fenced bank) will require a number of intra-group service level agreements to be established and agreed between the Group Service Company and the trading entities and will require the Group to set up a new approach to manage, fund and deliver the activities that will be provided by this entity.
      Delayed delivery could increase reputational risk or result in regulatory non-compliance. Uncertain customer preference (for placement in the ring  fenced or non ring-fenced bank) may result in changes to design and implementation plans.
●  At the European level, structural reform regulation is still being developed as highlighted by the European Union proposal issued in November 2016 for Intermediate Holding Companies. The impact of final rules on Barclays' businesses is still to be assessed once European regulation is finalised. Final rules will need to be considered alongside EU    Referendum implications. The implementation date for these proposals will depend on the date on which any final legislation is agreed.
●  There is a risk that Barclays does not meet regulatory requirements across the new structure. Failure to meet these requirements may have an adverse impact on the Group's profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends, credit ratings, and/or financial condition.

ii)  Business conditions, general economy and geopolitical issues
The Group's performance could be adversely affected in relation to more than one Principal Risk by a weak or deteriorating global economy or political instability. These factors may also occur in one or more of the Group's main countries of operation.

The Group offers a broad range of services including to retail, institutional and government customers, in a large number of countries. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where the Group is active, or in any other systemically important economy, could adversely affect the Group's performance and prospects.

For the Group, a deterioration of conditions in its key markets could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity, or indirectly, a material adverse impact on GDP growth in significant markets and therefore on Group performance; (ii) higher levels of default rates and impairment; (iii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and(iv) lower levels of fixed asset investment and productivity growth overall.

Global growth is expected to remain modest in 2017, with low single digit growth in advanced economies alongside a slowdown in emerging markets. This moderate economic performance, lower commodity prices and increased geopolitical tensions mean that the distribution of risks to global economic activity continues to be biased to the downside. Commodity prices, particularly oil prices, remain depressed, but could fall further if growth in demand remains weak or supply takes longer than expected to adjust. At the same time, countries with high reliance on commodity-related earnings have already experienced a tightening of financial conditions. A sustained period of low prices risks triggering further financial distress, default and contagion, for our customers, their suppliers and local communities, and resulting losses for Barclays.

Moreover, sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is significant concern around the ability of authorities to manage growth whilst transitioning towards services. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom, while the consequences from a faster slowdown would flow through both financial and trade channels into other economies, and affect commodity markets.

Whilst tightening of monetary policy by the US Federal Reserve was not as pronounced as expected during 2016, a moderate increase in activity is expected during 2017, the increasing divergence of policies between major advanced economies risks triggering further financial market volatility. Changes to interest rate expectations could ignite further volatility and US Dollar appreciation, particularly if the US Federal Reserve were to increase interest rates faster than markets currently expect. Emerging markets have already seen growth slow following increased capital outflows, but growth may slow further if tighter US interest rate policy drives further reallocation of capital.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world, including the Middle East and Eastern Europe are already acute, and are at risk of further deterioration.

In the US, the policy platform of the new administration is expected to be clarified during the early part of 2017. There is the possibility of significant changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays' portfolios. Proposed policy changes (including tax-cuts and significant infrastructure spending) are likely to result in higher global growth, further reinforcing the move towards global reflation. Political change may increase uncertainty as to regulatory trends, both in the US and the EU.

In the UK, the vote in favour of leaving the EU has given rise to political uncertainty with attendant consequences for investment and confidence. See vi) EU Referendum on page 139.

iii)  Change and execution risk
The Group continues to drive changes to its functional capabilities and operating environment in order to allow the business to exploit emerging and digital technologies, and improve customer experience whilst also embedding enhanced regulatory requirements, strategic realignment, and business model changes. The complexity, increasing pace, and volume of changes underway simultaneously mean there is heightened execution risk and potential for change not being delivered to plan.

Failure to adequately manage this risk could result in extended outages and disruption, financial loss, customer detriment, legal liability, potential regulatory censure and reputational damage.

iv) Risks arising from regulation of the financial services industry The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group's business, financial performance, capital and risk management strategies. For further information on regulations affecting the Group, including significant regulatory developments, please see the section on Supervision and Regulation on page 229.

a)   Regulatory change
The Group, in common with much of the financial services industry, remains subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements. As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

b)   Changes in prudential requirements, including changes to CRD IV
The Group's results and ability to conduct its business may be negatively affected by changes or additions to supervisory and prudential expectations, including in relation to any minimum requirements for own funds and eligible liabilities, leverage or liquidity requirements, applicable buffers and/or add-ons to such minimum requirements and RWA calculation methodologies all as may be set by international, EU or national authorities from time to time (including, for example, through changes being proposed to the CRD IV framework).

Changes to or additional supervisory and prudential expectations, either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group's capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in, amongst other things, a need for further management actions to meet the changed requirements, such as: increasing capital or liquidity resources, reducing leverage and risk weighted assets; modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group); changing the Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group's position. See Treasury and Capital Risk on page 152 and Supervision and Regulation on page 229 for more information.

c)   Market infrastructure reforms
Financial market infrastructure is subject to extensive and increasing regulation in many of the Group's markets. The derivatives market has been the subject of particular focus across the G20 countries, requiring the clearing of standardised derivatives and the mandatory margining of non-cleared derivatives. More broadly, the recast Markets in Financial Instruments Directive in Europe (MiFID II) will fundamentally change the framework for market infrastructure, the Benchmarks Regulation will regulate the use of benchmarks in the EU, and regulation governing Central Securities Depositories will increase the requirements upon participants in the financial markets.

It is possible that these additional regulations, and the related expenses and requirements, will increase the cost of and therefore impact willingness of participation in the financial markets.

d)   Recovery and resolution planning
In recent years, there has been a strong regulatory focus on 'resolvability' from regulators globally, and Barclays continues to work with the relevant authorities to identify and address potential impediments to the Group's resolvability. As part of this work, the Group is required to submit formal Recovery and Resolution Plan (RRP) submissions to UK, US and South African regulators describing Barclays' strategy for recovery and rapid and orderly resolution. These submissions are evaluated by regulators on the basis of both qualitative and quantitative metrics, the specifics of which may become more rigorous over time.

Should the relevant authorities in any jurisdiction ultimately determine that a resolution plan were not credible or would not facilitate an orderly resolution, Barclays or its subsidiaries could be made subject to more stringent capital, leverage or liquidity requirements,or restrictions on growth, activities or operations. The potential structural changes that may be required to address such a determination may negatively impact the financial or competitive position or results of operations of the Group, as well as increase the risk that the Group would be unable to maintain appropriate prudential ratios or be restricted from making intra- group or external capital contributions.

e)   Stress testing
The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC, the FRB and the SARB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and ensure that they have robust, forward-looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on the Group's or certain of its members' business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which the Group and its members are subject are becoming increasingly stringent, including in the US where the newly sub-consolidated operations and the IHC will be stress-tested and examined under the FRB's annual CCAR programme for the first time in 2017. Failure to meet requirements of regulatory stress tests, or the failureby regulators to approve the stress test results and capital plans of the Group, could result in the Group being required to enhance its capital position, limit capital distributions or position capital in specific subsidiaries. For more information on stress testing, please see Supervision and Regulation on page 229.

v) Regulatory action in the event of a bank failure
As described under 'Supervision of the Group, Regulation in the EU and UK, Recovery and Resolution developments' on page 231, UK resolution authorities have the right under certain circumstances to intervene in the Group pursuant to the stabilisation and resolution powers granted to them under the Banking Act and other applicable legislation.

If any of the powers conferred on the BoE were to be exercised, or there were an increased risk of exercise, in respect of the Group or any entity within the Group, this might result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and could have a material adverse effect on the market price of shares and other securities issued by the Group. Such effects could include losses of shareholdings or associated rights including, the dilution of percentage ownership of the Group's share capital, and may result in creditors, including debt holders, losing all or a part of the value of their investment in the Group's issued securities.

vi)   EU referendum
The UK held a referendum on 23 June 2016 on whether it should remain a member of the EU. This resulted in a vote in favour of leaving the EU. The result of the referendum means that the long-term nature of the UK's relationship with the EU is unclear and there is uncertainty as to the nature and timing of any agreement with the EU on the terms of exit. In the interim, there is a risk of uncertainty for both the UK and the EU, which could adversely affect the economy of the UK and the other economies in which we operate. The potential risks associated with an exit from the EU have been carefully considered by the Board and include:

Market risk
●      Potential for continued market volatility (notably FX and interest rates) given political uncertainty which could affect the value of Trading Book positions.

Credit risk
●    Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays' portfolios, notably: higher Loan to Value home loans, UK unsecured lending including cards and Commercial Real Estate exposures.

Operational risk
●  Changes to current EU "Passporting" rights: the UK's withdrawal from the EU  may result in the loss of cross-border market access rights which would require Barclays to make alternative licensing arrangements in EU jurisdictions in which Barclays continues to operate.
●  Uncertainty over UK's future approach to EU freedom of movement will impact Barclays' access to the EU talent pool, decisions on hiring from the EU of critical roles and rights to work of current Barclays non-UK EU citizens located in the UK and UK citizens located in the EU.

Legal risk
● The legal framework within which Barclays operates could change and become more uncertain as the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation. Certainty of existing contracts, enforceability of legal obligations and uncertainty around the outcome of disputes may be affected until the impacts of the loss of the current jurisdictional arrangements between UK and EU courts and the universal enforceability of judgements across the EU, are fully known (including the status of existing EU case law).

Treasury and capital risk
●  Potential for credit spread widening and reduced investor appetite for Barclays debt issuance, which could negatively impact the cost of and/or access to funding. Potential for continued market volatility could affect interest rate risk in the banking book, as well as securities held by Barclays for liquidity purposes.
●  Changes in the long-term outlook for UK interest rates might also adversely affect UK Pension IAS19 liabilities.

vii)  Impairment
The introduction of the impairment requirements of IFRS 9 Financial Instruments, due to be implemented on 1 January 2018, is expected to result in higher impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than is the case under IAS 39. Measurement will involve increased complexity, judgement and is expected to have a material financial impact and impairment charges will tend to be more volatile. Unsecured products with longer expected lives, such as revolving credit cards, are expected to be most impacted. The capital treatment on the increased reserves is the subject of ongoing discussion with regulators and across the industry, but there is potential for significant adverse impact on regulatory capital ratios. In addition, the move from incurred to expected credit losses has the potential to impact the Group's performance under stressed economic conditions or regulatory stress tests. For more information please refer to Note 1 Significant Accounting Policies on pages 284 to 289.

Barclays has a jointly accountable risk and finance implementation and governance programme with representation from all impacted departments. During 2016, work continued on the design and build of impairment models, systems, processes, governance, controls and data collection and continues to be refined during 2017. During 2017, there is a planned parallel run which includes continued model, process and output validation, testing, calibration and analysis.

There will be three different layers of impairment committees. In addition to the existing Group and Business level committees, Legal Entity committees for Barclays UK and Barclays International will also be in place. Committees will be chaired by the Chief Risk Officer (CRO), with joint accountability by both CROs and Chief Financial Officers (CFOs) for signing off the results. The new IFRS 9 impairment committee structure, with underlying key controls, is expected to be in operation from Q2 2017. There will also be a Scenarios ManagementCommittee to review and approve the scenario process. The scope of review will include the scenarios and scenario narratives, the core set of macroeconomic variables and any management overlays. The Scenario Management Committee will attest that the scenarios adequately account for the non- linearity and asymmetry of the loss distribution. Reported results and key messages will be communicated to the Board Audit Committee and Risk Executive Committee, who will have oversight roles and provide challenge of key assumptions, including the basis of the scenarios adopted.

Material existing and emerging risks by Principal Risk

Credit risk
The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The Group may also suffer loss when the value of its investment in the financial instruments of an entity falls as a result of that entity's credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due to changes in the Group's credit spreads or those of third parties, as these changes affect the fair value of the Group's derivative instruments, debt securities that the Group holds or issues, and loans held at fair value

i) Deterioration in political and economic environment
The Group's performance is at risk from deterioration in the political and economic environment (see also 'Business conditions, general economy and geopolitical issues' on page 137) which may result from a number of uncertainties, including the following:

a) Specific regions
Adverse impacts on customers' ability to service debt and may result in result in higher impairment charges for the Group.

UK
Following the EU referendum on 23 June 2016 (see EU Referendum on page 139), the UK may experience a period of political and economic uncertainty throughout the negotiation period during which exit options are hard to fully and accurately predict. The initial impact has been the depreciation of Sterling resultingin higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and home loans. In turn this may affect businesses dependent on consumers for revenue. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact value.

US
A significant proportion of the Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP, rising unemployment and/or an increase in interest rates could lead to increased levels of impairment.

Emerging Markets
Slower growth in China continues to affect a number of emerging economies, particularly those with high fiscal deficits and those reliant on short-term external financing and/or material reliance on commodity exports. Their vulnerability has been further impacted by the fall, and sustained volatility in oil prices, the strong US Dollar and the winding down of quantitative easing policies by some central banks. The impact on the Group may vary depending on the vulnerabilities present in each country, but the impact may result in increased impairment charges through sovereign defaults, or the inability or unwillingness of clients and counterparties in that country to meet their debt obligations.

South Africa
The negative economic outlook in South Africa continues, with a challenging domestic and external economic environment and ongoing political uncertainty. Real GDP growth remains low resulting in these domestic and global factors impacting credit quality across our portfolios. In the retail sector, concerns remain over the level of consumer indebtedness and affordability, particularly as interest rates rise.

b) Interest rate rises, including as a result of slowing of monetary stimulus, could impact consumer debt affordability and corporate profitability
To the extent that central banks increase interest rates in certain developed markets, particularly in our main markets, the UK and the US, they are expected to be small and gradual in scale during 2017, albeit following differing timetables. Recent increases in interest rates occurred in the US with a 0.25% rise in December 2015 and the same rise in December 2016. Whilst further increases may support Group income, future interest rate increases, if larger or more frequent than expectations, could cause stress in the loan portfolio and underwriting activity of the Group. This would be particularly applicable to non- investment grade lending, leading to the possibility of the Group incurring higher impairment. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured and secured portfolios as a result of a reduction in recoverability and value of the Group's assets, coupled with a decline in collateral values.

Interest rate increases in developed markets may also negatively impact emerging economies, as capital flows to mature markets to take advantage of the higher returns and strengthening economic fundamentals.

ii) Specific sectors
The Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Group's portfolio which could have a material impact on performance.

a)   UK property
With UK property representing a significant portion of the overall UK Corporate and Retail credit exposure, the Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK. Strong house price growth in London and the South East of the UK, fuelled by foreign investment, strong buy-to-let (BTL) demand and subdued housing supply, has resulted in affordability metrics becoming stretched. Average house prices as at the end of 2016 were more than 7.9 times average earnings.

However, the recent EU referendum has had a negative impact on home loan applications due to the increased uncertainty in the UK housing market, with ongoing concerns regarding the potential for falling house prices, particularly in London and the South East. Further, a weakening economy would impact the home loan portfolio as costs rise off the back of higher interest rates and customers are impacted by inflationary affordability pressures. Potential losses would likely be most pronounced in the higher Loan to Value (LTV) segments as falling house prices lead to higher impairment and negative capital impact as loss given default (LGD) rates increase.

b)   Natural resources
Despite limited recovery in oil and commodities prices, the risk of losses and increased impairment is more pronounced where leverage is higher, or in sectors currently subject to strain, notably oil and gas, mining and metals and commodities. Sustained oil price depression from its recent high continues and is driven by ongoing global excess supply. The positioning of these portfolios focuses on investment grade customers or collateralised positions. Continued stress in this market does have the potential to further increase credit losses and impairment where a decline in the value of oil impacts both customer revenue and the value of our underlying collateral.

c)   Large single name losses
The Group has large individual exposures to single name counterparties. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results due to, for example, increased credit losses and higher impairment charges.

d) Leverage finance underwriting
The Group takes on significant sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group or an increased capital requirement should there be a need to hold the exposure for an extended period.

Market risk
The risk of loss arising from potential adverse changes in the value of the firm's assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Increased uncertainty across global markets from such factors as an unexpected slowdown in global economic growth, sudden changes in monetary policy, unexpected foreign exchange volatility, especially if accompanied by a significant deterioration in the depth of marketplace liquidity (emerging risk).

The trading business model is focused on client facilitation in wholesale financial markets, ranging from underwriting of debt and equity on behalf of issuers, to acting as a market maker in exchange-traded and over the counter products, to providing risk management solutions.

The Group's trading business is generally adversely exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Group's ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

Treasury and capital risk
The risk that the Group may not achieve its business plans because of the availability of planned liquidity, a shortfall in capital or a mismatch in the interest rate exposures of its assets and liabilities.

The Group may not be able to achieve its business plans due to: i) being unable to maintain appropriate capital ratios; ii) being unable to meet its obligations as they fall due; iii) rating agency downgrades; iv) adverse changes in foreign exchange rates on capital ratios; v) negative interest rates; and vi) adverse movements in the pension fund.

i)   Inability to maintain appropriate prudential ratios
Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group's capital or leverage position. While the requirements in CRD IV are now in force in the UK, further changes to regulatory capital requirements could occur, whether as a result of: (i) further changes to EU legislation (for example, expected implementation of Bank of International Settlements (BIS) regulatory update recommendations through CRD V, etc); (ii) relevant binding regulatory technical standards updates by the European Banking Authority (EBA); (iii) changes to UK legislation; (iv) changes to PRA rules; (v) additional capital requirements through Financial Policy Committee (FPC) recommendations; or (vi) changes to International Financial Reporting Standards (IFRS). Such changes, either individually and/or in aggregate, may lead to further unexpected additional requirements in relation to the Group's regulatory capital. For example, during 2016, the European Commission proposed substantial changes to the CRD IV framework (including CRR) in line with internationally-agreed standards. These include changes to the regulatory definition of trading activity, standardised and advanced RWA calculation methodologies for market risk and new standardised RWA rules for counterparty credit risk. The proposal also includes phase-in arrangements for the regulatory capital impact of IFRS9 and the ongoing interaction of IFRS9 with the regulatory framework. The Basel Committee has continued its post-crisis work on RWA and leverage reform. Further standards are expected during the course of 2017 on RWAs for credit risk and operational risk, limitations on the use of internal models for RWA purposes and possible floors based on standardised RWAs. The implementation timeframe for these changes is not yet certain.

Additional prudential requirements may also arise from other regulatory reforms, including UK, EU and US proposals on bank structural reform and current proposals for 'Minimum Requirement for own funds and Eligible Liabilities (MREL) under the EU Bank Recovery and Resolution Directive (BRRD). Included within these reforms are the Bank of England's latest responses to consultation and statement of policy on MREL requirements for UK banks which were published in November 2016 and which remain subject to further changes.

Many of the expected regulatory proposals are still subject to finalisation, with calibration and timing of implementation still to be determined, and there is potential for the impacts to be different from those originally expected when in final form. Overall, it is likely that these changes in law and regulation will have an impact on the Group as they are likely, when implemented, to require changes to the legal entity structure of the Group and how businesses are capitalised and funded. Any such increased prudential requirements may also constrain the Group's planned activities, require balance sheet reductions and could increase the Group's costs, impact the Group's earnings and restrict the Group's ability to pay dividends. Moreover, if combined with a period of market dislocation or when there is significant competition for the type of funding that the Group needs, it may be more difficult and/or costly to increase the Group's capital resources.

ii)  Inability to manage liquidity and funding risk effectively
Failure to manage its liquidity and funding risk effectively may result in the Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day-to-day banking activities, or no longer be a going concern.

iii)  Credit rating changes and the impact on funding costs
A credit rating assesses the creditworthiness of the Group, its subsidiaries and branches, and is based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, asset quality, earnings, funding, liquidity, accounting and governance. Any adverse event to one or more of these attributes may lead to a downgrade, which in turn could result in contractual outflows to meet contractual requirements on existing contracts. Furthermore, outflows related to a multiple-notch credit rating downgrade are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. There is a risk that any potential downgrades could impact the Group's performance should borrowing cost and liquidity change significantly versus expectations or the credit spreads of the Group be negatively affected.

For further information, please refer to Credit Ratings in the Liquidity Risk Performance section on page 219.

iv)   Adverse changes in foreign exchange rates on capital ratios
The Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements, and any failure to appropriately manage the Group's balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

v) Negative interest rates
A fall in interest rates leading to an environment with negative nominal interest rates would adversely impact Group profitability as retail and corporate business income would decrease due to margin compression. This is because the significant reduction in asset income would not be offset by a reduction in cost in liabilities due to the presence of a floor in our customer deposit and savings rates which are typically set at positive level of rates.

vi)   Adverse movements in the pension fund
Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. The liabilities discount rate is a key driver and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both risk-free yields and credit spreads.Therefore, the Group's defined benefits scheme valuation would be adversely affected by a prolonged fall in the discount rate or a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund, as the liabilities are adversely impacted by an increase in long-term inflation expectations. However in the long term, inflation and rates risk tend to be negatively correlated and therefore partially offset each other.

Operational risk
The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

The Group is exposed to many types of operational risk. These include: fraudulent and other internal and external criminal activities; breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of the Group's business); systems failures or an attempt by an external party to make a service or supporting technological infrastructure unavailable to its intended users, known as a denial of service attack; and the risk of geopolitical cyber threat activity which destabilises or destroys the Group's information technology, or critical technological infrastructure the Group depends upon but does not control. The Group is also subject to the risk of business disruption arising from events wholly or partially beyond its control, for example natural disasters, acts of terrorism, epidemics and transport or utility failures, which may give rise to losses or reductions in service to customers and/or economic loss to the Group. All of these risks are also applicable where the Group relies on outside suppliers or vendors to provide services to it and its customers. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group's processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks to avoid the risk of loss.

i) Cyber risk
The risk posed by cyber attacks is growing, with financial institutions being a primary target of increasingly capable cyber crime groups, as demonstrated by sophisticated targeted attacks against global payment networks throughout 2016. The increased maturity of online marketplaces for criminal services and stolen data has reduced barriers to entry for criminals perpetrating financial attacks which carry high reward and low risk of law enforcement prosecution.

The cyber threat increases the inherent risk to the Group's data (whether it is held by the Group or in its supply chain), to the integrity of financial transactions of the Group, its clients, counterparties and customers, and to the availability of the Group's services. Failure to adequately manage this risk, and to continually review and update processes, could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability and reputational damage.

ii)  Infrastructure and technology resilience
The failure of the Group's and its suppliers' technology infrastructures remain a material risk driver for the Group. The increased use of technologies to support business strategy, and customer and client demand, means any failures will be felt more immediately and with greater impact.

Failure to adequately manage resilience in our technologies, real-estate, and business and suppliers' processes, may result in disruption to normal service which could in turn result in significant customer detriment, cost to reimburse losses incurred by our customers, potential regulatory censure or penalty, and reputational damage.

iii) Ability to hire and retain appropriately qualified employees
The Group requires a diverse mix of highly skilled and qualified colleagues to deliver its strategy and so is dependent on attracting and retaining appropriately qualified and experienced individuals. Barclays' ability to attract and retain such talent is impacted by a range of external and internal factors.

External regulation such as the introduction of the Individual Accountability Regime and the required deferral and claw back provisions of our compensation arrangements may make Barclays a less attractive proposition relative to both our international competitors and other industries. Similarly, the impact of the planned exit of the UK from the EU could potentially have an impact on our ability to hire and retain key employees.

Failure to attract or prevent the departure of appropriately qualified employees who are dedicated to overseeing and managing current and future regulatory standards and expectations, or who have the necessary skills required to deliver the Group strategy, could negatively impact our financial performance, control environment, level of employee engagement and may result in disruption to service which could in turn lead to customer detriment and reputational damage.

iv)  Tax risk
The Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice or by failing to manage its tax affairs in an appropriate manner. The Group also faces emerging risks from domestic and international tax developments. For example, the OECD's Base Erosion and Profit Shifting ('BEPS') project, andthe implementation of its recommendations into domestic law in countries around the world, has the potential to significantly increase the compliance burden on the Group, as well as to increase the incidence of double taxation on the Group as a result of different countries adopting different interpretations and approaches to the BEPS recommendations.

v) Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include provisions for conduct and legal, competition and regulatory matters, fair value of financial instruments, credit impairment charges for amortised cost assets, impairment and valuation of available for sale investments, and accounting for pensions and post-retirements benefits. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to the Group, beyond what was anticipated or provided for.

As part of the assets in the Non-Core business, the Group holds a UK portfolio of generally longer-term loans to counterparties in Education, Social Housing and Local Authorities (ESHLA) sectors, which are measured on a fair value basis. The valuation of this portfolio is subject to substantial uncertainty due to the long-dated nature of the portfolios, the lack of a secondary market in the relevant loans and unobservable loan spreads. As a result of these factors, the Group may be required to revise the fair valuesof these portfolios to reflect, among other things, changes in valuation methodologies due to changes in industry valuation practices and as further market evidence is obtained in connection with the Non-Core asset run-off and exit process. For further information refer to Note 18 Fair value of financial instruments of the Group's consolidated financial statements.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group.

vi) Outsourcing
The Group depends on suppliers for the provision of many of our services, though the Group continues to be accountable for risk arising from the actions of such suppliers. Failure to monitor and control our suppliers could potentially lead to client information, or our critical infrastructures and services, not being adequately protected.

The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to the Group.

Failure to adequately manage outsourcing risk could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability and reputational damage.

vii) Data quality
The quality of the data used in models across Barclays has a material impact on the accuracy and completeness of our risk and financial metrics. The evolution of complex modelling underpinning risk decisions, forecasting and capital calculations, demands greater precision in our data. Failure to manage data standards accordingly may have a material adverse effect on the quality of our risk management.

viii)     Operational precision and payments
The risk of material errors in operational processes, including payments, are exacerbated during the present period of significant levels of structural and regulatory change, the evolving technology landscape, and a transition to digital channel capabilities.

Material operational or payment errors could disadvantage our customers, clients or counterparties and could result in regulatory censure and penalties, legal liability and reputational damage.

Model risk
The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

Barclays uses models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/reward evaluation, managing client assets, or meeting reporting requirements.

Models are imperfect and incomplete representations of reality, and so they may be subject to errors affecting the accuracy of their outputs. Models may also be misused. Model errors or misuse may result in the Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

Conduct risk
The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

Barclays is committed to ensuring that positive customer and client outcomes and protecting market integrity are integral to the way the firm operates. This includes taking reasonable steps to ensure our culture and strategy are appropriately aligned to these objectives; our products and services are reasonably designed and delivered to meet the needs of our customers and clients, as well as maintaining the fair and orderly operation of the markets in which we do business.

Certain other risks referenced herein may result in detriment to customers, clients and market integrity if not managed effectively. These include but are not limited to: cyber risk; infrastructure and technology resilience; ability to hire and retain qualified people; outsourcing; data quality; operational precision and payments; regulatory change; structural reform; change and execution risk; and the exit of the UK from the EU.

i) Execution of strategic divestment in Non-Core businesses
As Barclays executes strategic decisions to exit products, businesses or countries, the firm must consider and mitigate any potential detriment to customers, clients and market integrity. There is a risk some customers and clients may have reduced market access and a limited choice of alternative providers, or transitions to alternate providers could cause disruptions. There is also a risk the firm's strategic divestments may impact market liquidity or result in adverse pricing movements. In connection with any country exits, there is a risk that any ongoing cross-border activities into those countries are not conducted in accordance with local laws and regulations. The crystallisation of any of these risks could cause detriment to customers, clients and market integrity, as well as regulatory sanctions, financial loss and reputational damage.

ii)   Product governance and sales practices
Effective product governance, including design, approval and periodic review of products, and appropriate controls over various internal and third-party sales channels are critical to ensuring positive outcomes for customers and clients. In particular, Barclays must ensure that its remuneration practices and performance management framework are designed to prevent conflicts of interest and inappropriate sales incentives. Failure of product governance and sales controls could result in the sale of products and services that fail to meet the needs of, or are unsuitable for, customers and clients, regulatory sanctions, financial loss and reputational damage.

iii)  Trading controls and benchmark submissions
Maintaining controls over trading activities and benchmark submissions is critical to ensuring the trust of our customers, clients and other market participants. These controls must be designed to ensure compliance with all applicable regulatory requirements, as well as to prevent market manipulation, unauthorised trading and inadvertent errors. A failure of these controls could result in detriment to customers and clients, disruptions to market integrity, regulatory sanctions, financial loss and reputational damage. The risk of failure could be enhanced by the changes necessary to address various new regulations, including but not limited to the Markets in Financial Instruments Directive II.

iv)   Financial Crime
The management of Financial Crime remains a key area of regulatory focus. Delivering a robust control environment to ensure that the Bank effectively manages the risks of Money Laundering, Terrorist Financing, Sanctions and Bribery and Corruption protects the Bank, its customers and its employees, as well as society at large, from the negative effects of financial crime. Failure to maintain an effective control environment may lead to regulatory sanctions, financial loss and reputational damage.

v)   Data protection and privacy
The proper handling of data and protection of data privacy is critical to developing trust and sustaining long-term relationships with our customers and clients. Inadequate protection of data (including data held and managed by third party suppliers) could lead to security compromise, data loss, financial loss and other potential detriment to our customers and clients, as well as regulatory sanctions, financial loss and reputational damage. The risk of failure could be enhanced by the changes necessary to address various new regulations, including but not limited to the EU Data Protection Initiative.

vi)   Regulatory focus on culture and accountability
Various regulators around the world have emphasised the importance of culture and personal accountability in helping to ensure appropriate conduct and drive positive outcomes for customers, clients and markets integrity. Regulatory changes such as the new UK Senior Managers Regime and Conduct Rules coming into effect in 2017, along with similar regulations in other jurisdictions, will require Barclays to enhance its organisational and operational governance to evidence its effective management of culture and accountability. Failure to meet these new requirements and expectations may lead to regulatory sanctions, financial loss and reputational damage.

Reputation risk
The risk that an action, transaction, investment or event will reduce trust in the firm's integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Climate change, human rights and support for the defence sector
Any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in the firm's integrity and competence, may have the potential to give rise to risk to Barclays reputation. Barclays' association with sensitive sectors is often an area of concern for stakeholders and the following topics have been of particular interest:

Fossil fuels: As the Paris agreement on CO2 emissions comes into force, banks are coming under increased pressure from civil society, shareholders and potentially national governments regarding the management and disclosure of their climate risks and opportunities, including the activities of certain sections of their client base;
Human Trafficking: The UK Modern Slavery Act came into force in October 2015 and with the scrutiny of global business investments rising, the risks of association with human rights violations are growing within the banking sector, through the perceived indirect involvement in human rights abuses committed by clients and customers. Campaigners have been seeking to hold all parties in the value chain to account for environmental and human rights violations where they occur; and
Defence Sector: Supporting the manufacture and export of military and riot control goods and services continues to require significant review internally in order to ensure compliance with all relevant requirements and to avoid reputational damage.

Legal risk
The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect the Group's results, reputation and ability to conduct its business.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years authorities have increasingly investigated past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. This trend is expected to continue. A breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates, particularly in the UK and the US. Where clients, customers or other third parties are harmed by the Group's conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group's rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 29 legal, competition and regulatory matters. In addition to matters specifically described in Note 29, the Group is engaged in various other legal proceedings in the UK and US and a number of other overseas jurisdictions which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is or has been engaged. The Group is keeping all relevant agencies briefed as appropriate in relation to these matters on an ongoing basis. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, in connection with such matters the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following: substantial monetary damages and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group's reputation; loss of investor confidence and/or dismissal or resignation of key individuals.

In January 2017, Barclays PLC was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the DOJ. During the term of probation Barclays PLC must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance programme designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies.Potential consequences of breaching the plea agreement include the imposition of additional terms and conditions on the Group, an extension of the agreement, or the criminal prosecution of Barclays PLC, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on the Group's business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

41  Related party transactions and Directors' remuneration
Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes.

Subsidiaries
Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group Financial Statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in Barclays PLC's balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management andcustodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group's investments in associates and joint ventures is set out in Note 38.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2016
Income	(20)	7	4
Impairment	(13)	-	-
Total assets	72	2,244	-
Total liabilities	94	95	260
For the year ended and as at 31 December 2015
Income	(19)	40	4
Impairment	(4)	(2)	-
Total assets	36	1,578	-
Total liabilities	158	133	184
For the year ended and as at 31 December 2014
Income	(5)	9	4
Impairment	-	(1)	-
Total assets	130	1,558	-
Total liabilities	264	188	149

Guarantees, pledges or commitments given in respect of these transactions in the year were £940m (2015: £881m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £3m (2015: £13m).

Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding

	2016 £m	2015 £m
As at 1 January	9.8	11.4
Loans issued during the year	0.6	1.1
Loan repayments during the year/change of key management personnel	(1.2)	(2.7)
As at 31 December	9.2	9.8

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding

	2016 £m	2015 £m
As at 1 January	116.5	103.0
Deposits received during the year	18.9	44.8
Deposits repaid during the year/change of key management personnel	(128.1)	(31.3)
As at 31 December	7.3	116.5

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2016 were £0.2m (2015: £0.5m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 99 to 133. Costs recognised in the income statement reflect the accounting charge for the year and are included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2016 £m	2015 £m
Salaries and other short-term benefits	31.9	31.3
Pension costs	0.2	0.3
Other long-term benefits	11.0	4.7
Share-based payments	21.9	11.0
Employer social security charges on emoluments	6.2	5.2
Costs recognised for accounting purposes	71.2	52.5
Employer social security charges on emoluments	(6.2)	(5.2)
Other long-term benefits - difference between awards granted and costs recognised	(2.5)	2.5
Share-based payments - difference between awards granted and costs recognised	(8.9)	(2.3)
Total remuneration awarded	53.6	47.5

Disclosure required by the Companies Act 2006
The following information regarding Directors is presented in accordance with the Companies Act 2006:

	2016 £m	2015 £m
Aggregate emolumentsa Amounts paid under LTIPsb	8.1 -	7.0 2.2
	8.1	9.2

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2015: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2016, there were no Directors accruing benefits under a defined benefit scheme (2015: nil).

Notes
a  The aggregate emoluments include amounts paid for the 2016 year. In addition, a deferred share award for 2016 will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £1.4m for 2016 (£0.7m for 2015).
b The figure of nil is shown for 2016 in "Amounts paid under LTIP's" because neither executive Director held an LTIP award that was released in 2016. The LTIP amount in the single total figure table for executive Directors' 2016 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2017 in respect of the 2014-2016 LTIP cycle.

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 24 persons) at 31 December 2016 amounted to 11,464,580 (2015: 10,586,812) ordinary shares of 25p each (0.07% of the ordinary share capital outstanding).

At 31 December 2016, executive Directors and officers of Barclays PLC (involving 13 persons) held options to purchase a total of 22,527 (2015: 17,206) Barclays PLC ordinary shares of 25p each at prices ranging from 120p to 178p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2016 to persons who served as Directors during the year was £0.2m (2015: £0.3m). The total value of guarantees entered into on behalf of Directors during 2016 was £nil (2015:£nil).

Directors' responsibility statement
The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 51 and 52, confirm to the best of their knowledge that:

(a)   the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
(b)   the management report, which is incorporated in the Directors' Report on pages 49 to 94, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Claire Davies
Company Secretary
22 February 2017

Barclays PLC
Registered in England.
Company No. 48839

- Ends -

For further information, please contact:
Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth and investment management, with an extensive presence in Europe, the Americas, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 132,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve'or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group's future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group's interest in Barclays Africa Group Limited, estimatesof capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changesin valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the results of the 23 June 2016 referendum in the United Kingdom and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.